UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[  ] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[X] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Cloudastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 E 3rd Ave

San Mateo, California 94401

(Mailing Address of principal executive offices)

(650) 644-4160

Issuer’s telephone number, including area code

Item 3. Financial Statements

Cloudastructure, Inc.

BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

See accompanying Notes to the Interim Financial Statements

Amounts in thousands, except share numbers

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$28	$3
Notes receivable	6	–
Accounts receivable	24	17
Total Current Assets	58	20

Non-Current Assets
Fixed assets, net	4	6
TOTAL ASSETS	$62	$26

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts payable	$17	$36
Accrued expenses	122	120
Deferred revenue	17	12
Convertible notes (see Note 4)	1,217	1,194
Notes payable to related party (See Note 7)	29	29
PPP loan	37	–
Interest payable	443	412
Sales tax payable	1	1
Total Current Liabilities	1,842	1,804

Non-Current Liabilities
Convertible notes (see Note 4)	307	307
Other non-current liabilities (see Note 4)	93	93
SAFE agreements (see Note 5)	616	345

TOTAL LIABILITIES	2,898	2,551

Shareholders’ Equity
Common stock, Classes A and B (350,000,000 shares authorized, 4,480,888 and 2,980,888 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	21	15
Class A Issuance Costs	(76)	–
Accumulated deficit	(2,782)	(2,540)
TOTAL SHAREHOLDERS’ EQUITY	(2,837)	(2,525)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$62	$26

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Cloudastructure, Inc.

STATEMENT OF OPERATIONS

Six months ended June 30, 2020 and 2019

See accompanying Notes to the Interim Financial Statements

Amounts in thousands

	June 30, 2020	June 30, 2019

Revenues, net	$41	$39
Cost of goods sold	16	2
Gross Profit	25	37

Operating Expenses:
General and administrative	150	155
Research and development	79	24
Sales and marketing	6	4
Total Operating Expenses	235	184

Other Expense:
Interest Expense	(31)	(41)
Taxes	(1)	–

Net Loss	$(242)	$(188)

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Cloudastructure, Inc.

STATEMENT OF OWNERS’ CAPITAL

Six months ended June 30, 2020

See accompanying Notes to the Interim Financial Statements

Amounts in thousands, except share numbers

	Common Stock, Class B
	No. of Shares	Amount	Class A Issuance Costs	Accumulated Equity (Deficit)	Total Shareholders’ Capital (Deficit)

Balance as of December 31, 2019	2,980,888	$15	$–	$(2,540)	$(2,525)
Net Loss				(242)	(242)
Shares issued in exchange for promissory note	1,500,000	6			6
Class A issuance costs			(76)		(76)
Balance as of June 30, 2020	4,480,888	$21	$(76)	$(2,782)	$(2,837)

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Cloudastructure, Inc.

STATEMENT OF CASH FLOWS

Six months ended June 30, 2020 and 2019

See accompanying Notes to the Interim Financial Statements

Amounts in thousands

	2020	2019
Cash Flows From Operating Activities
Net Loss	$(242)	$(188)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(6)	7
(Increase) Decrease in prepaid expenses	(6)	(3)
Increase (Decrease) in accounts payable	11	(7)
Increase (Decrease) in other current liabilities	25	117
Net Cash Used In Operating Activities	(218)	(74)

Cash Flows From Investing Activities
Fixed assets	2	–
Net Cash Used In Investing Activities	2	–

Cash Flows From Financing Activities
Long term liabilities	312	81
Equity	(71)	–
Net Cash Provided By Financing Activities	241	81

Net Change In Cash	25	7

Cash at Beginning of Period	3	8
Cash at End of Period	$28	$15

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Cloudastructure, Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Six months ended June 30, 2020

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Since inception, the Company has relied on raising convertible loans to fund its business.  As of June 30, 2020, the Company had little working capital and could incur losses prior to generating additional positive working capital from operations.  The Company also has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, an offering under Regulation A, capital contributions from investors and funds from revenue producing activities if any.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, all adjustments considered necessary in order to make the interim financial statements not misleading have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2020, and December 31, 2019, the Company had $28,016 and $2,892 cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of June 30, 2020 and December 31, 2019, the Company had $23,519 and $17,077 in accounts receivable, respectively. Based on the creditworthiness of its customers and the history of collections, the Company has not accrued for any bad debts as of these dates.

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Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2020 and December 31, 2019, the Company maintained very few fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

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To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires.

Revenue from door and video services is generally recognized at the completion of the professional services.

Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

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Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company’s tax filings in the State of California for 2017, 2018, and 2019 will remain subject to review by that State until 2021, 2022, and 2023, respectively.

The Company is obligated to collect and remit sales taxes on certain sales made within or shipped to end users in the State of California. The Company’s sales tax filings for the State of California are generally subject to review by that State for three years after the date filed.

NOTE 4 – CONVERTIBLE NOTES

Short- and Long-Term Notes

The Company has issued approximately 56 short-term and long-term convertible notes to third parties in exchange for approximately $1,523,756 for the purpose of funding continuing operations (the “Notes”) as of June 30, 2020. The Notes accrue interest in different tranches: $234,800 accrues simple interest at 6 percent per annum, $1,228,956 accrues simple interest at 5 percent per annum and $60,000 accrues simple interest at 4 percent per annum.

The Notes and any accrued but unpaid interest are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company.

The Company accrues unpaid interest on the notes as a current liability.

Of the total balance of Notes outstanding as of June 30, 2020 and December 31, 2019, approximately $1,217,000 and $1,194,000, respectively, has either reached their maturity date or have no fixed maturity date and are payable upon demand. Thus, the Company records these Notes as current liabilities on the balance sheet as of June 30, 2020 and December 31, 2019. The balance of Notes that have a maturity date beyond one year as of June 30, 2020 and December 31, 2019 and 2018 is approximately $307,000.

Other Non-Current Liabilities

In December 2019, accounts payable of $92,731 from a vendor were converted into a promissory note. The note is repayable in December 2026, or upon a change of control if earlier, and bears no interest.

NOTE 5 – SAFE INSTRUMENTS

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $380,725, before offering costs of approximately $35,656. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of June 30, 2020, the SAFE agreements have not yet converted. The Company does not intend to allow these SAFEs to convert into shares of Class A Common Stock.

Per SEC guidance, the SAFE instruments are recorded as a long-term liability of the Company rather than equity.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved in or aware of threats of any litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Notes

The Company issued $29,200 of notes to its chief executive officer, Rick Bentley. Of these notes, $24,200 are standard promissory notes accruing interest at a rate of 6 percent per annum. The Company has issued $5,000 of notes to Mr. Bentley that are convertible notes with terms that are pari passu with other convertible note investors.

Accrued Payroll

The Company has accrued $120,000 of deferred salary to Mr. Bentley to be paid when prudent for the Company. The accrued but unpaid salary is categorized as an accrued expense and does not accrue interest at this time.

Issuance of Shares

In February 2020, the Company issued 30,000,000 shares of common stock to Mr. Bentley in exchange for a promissory note receivable from Mr. Bentley of $6,000. The note receivable matures in February 2030 and bears interest at the rate of 1.86 percent per annum. Upon effecting the Reverse Stock Split (see Note 8), these shares were split into 1,500,000 shares of Class B Common Stock.

As these transactions are between related parties, there is no guarantee that the terms, conditions, interest rates or prices are transacted at an arm’s-length rate.

NOTE 8 – CAPITAL STOCK

Securities Offering

On April 10, 2020, the Company filed an offering statement with the Securities and Exchange Commission in connection with a proposed offering of up to $50 million of units pursuant to Regulation A of the Securities Act, to raise additional capital for operations. The units each consist of 2 shares of the Company’s Class A Common Stock and 1 warrant to purchase 1 share of Class A Common Stock. The offering statement was qualified by the Securities and Exchange Commission on July 9, 2020.

Reverse Stock Split

On April 17, 2020, the Company completed a 20-for-1 reverse stock split of its common shares (“Reverse Stock Split”). After the Reverse Stock Split, the common shares were designated Class B Common Stock and have 20 times the voting rights of any newly issued Class A Common Stock.

Upon effecting the Reverse Stock Split, the authorized capital stock of the Company consists of 350,000,000 shares of Common Stock, par value $0.001 per share, consisting of 250,000,000 shares of Class A Common Stock and 100,000,000 shares of Class B Common Stock. Immediately before the Reverse Stock Split, the outstanding number of shares of the Company was 89,617,776 shares of Common Stock. Immediately after the effectiveness of the Reverse Stock Split, the Company’s outstanding capital stock was 4,480,888 shares of Class B Common Stock, and no shares of Class A Common Stock. Per ASC 505-10-S99-4, SAB Topic 4.C, Changes in Capital Structure, the Company has retroactively applied the share and per share impacts of the Reverse Stock Split in the presentation of these financial statements.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation several years ago and incurred a cumulative loss for the period from inception through June 30, 2020. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

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NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through October 5, 2020, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, California, on October 5, 2020.

Cloudatructure, Inc.

/s/ Rick Bentley
By: Rick Bentley, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Rick Bentley

Rick Bentley, Chief Executive Officer,

Principal Financial Officer, Principal Accounting Officer, Director

Date: October 5, 2020

/s/ Elizabeth Fetter

Elizabeth Fetter, Director

Date: October 5, 2020

/s/ Ralph Eschenbach

Ralph Eschenbach, Director

Date: October 5, 2020

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